UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date February 27, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Aviation Fuel Hedging Activities

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.Since the Company published an announcement on 9 January 2009 in relation to the aviation fuel hedging activities as at 31 December 2008, the international crude oil price has continued to remain at low level. To further remind the risk of change in the fair value on the aviation fuel hedging contracts of the Company in 2009, at the request of the Shanghai Stock Exchange, the Company has conducted a sensitivity analysis on the fair value as at 31 December 2009 as follows:

1. Assumptions

The sensitivity analysis stated in this announcement was conducted mainly on the basis of the quantity and price of the contracts of the Company as at 31 December 2008, having considered assumptions such as the forward oil price curve of the futures market and the volatility rate of the oil price adopted by the Company when evaluating the fair value as at 31 December 2008, as well as the shortening of the remaining terms of the contracts.

2. Specific Analysis

In the event that the oil price drops 30%, 20% and 10% compared to the closing price on 31 December 2008, the fair value loss as at 31 December 2009 will decrease RMB0.2 billion, RMB0.9 billion and RMB1.6 billion when compared to the fair value loss as at 31 December 2008 respectively. In the event that the oil price increases 10%, 20% and 30% compared to the closing price on 31 December 2008, the fair value loss as at 31 December 2009 will decrease RMB2.7 billion, RMB3.2 billion and RMB3.6 billion when compared to the fair value loss as at 31 December 2008 respectively. The above changes in fair value will affect the profit and loss and the financial position of the Company in 2009.

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3.  Risk Alert

The Company wishes to remind the investors that the assumptions of the above sensitivity analysis was made on the estimation of the future market trend based on the known market conditions. As such, it may be different from the actual conditions as at 31 December 2009, resulting in the discrepancy between the findings of the analysis and the actual amount of the fair value as at 31 December 2009. In addition, the Company will perform its obligations on certain aviation fuel hedging contracts this year and the Company will timely disclose the relevant information to the public periodically.

Investors are reminded to consider the risk involved and be cautious in making investment decisions.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

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